Exhibit (h)(2)

SUB-ADMINISTRATION AGREEMENT

This Agreement is made as of February 21, 2006 between BlackRock Institutional Management Corporation, a Delaware corporation (“BlackRock”) and PFPC Inc., a Massachusetts corporation (“Sub-Administrator”), with respect to BlackRock Liquidity Funds, a Delaware statutory trust (the “Company”).

WITNESSETH:

WHEREAS, BlackRock and the Company have entered into a Management Agreement dated as of February 21, 2006 (the “Management Agreement”) with respect to the Company’s investment portfolios; and

WHEREAS, the Company is registered with the Securities and Exchange Commission (the “Commission”) as an open-end, management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, BlackRock is permitted to employ such person or persons as BlackRock believes to be capable of assisting in the performance of its obligations under the Management Agreement; and

WHEREAS, BlackRock desires to retain Sub-Administrator to provide certain administration and accounting services as set forth herein for each class of units of beneficial interest (“shares”) in each of the Company’s investment portfolios (individually, a “Fund,” and collectively, the “Funds”) as listed on Appendix A hereto (as such Appendix may, from time to time, be supplemented (or amended)), and Sub-Administrator is willing to furnish such administration and accounting services.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, and intending to be legally bound hereby, it is agreed between the parties hereto as follows:

1. Appointment. BlackRock hereby appoints Sub-Administrator to provide administration and accounting services with respect to the Funds as specified below, on the terms and for the periods set forth in this Agreement. Sub-Administrator accepts such appointment and agrees to perform the services and duties set forth in this Agreement in return for the compensation provided for in this Agreement.

In the event that the Company establishes an additional class of shares or investment portfolio other than the classes and investment portfolios listed on Appendix A with respect to which BlackRock desires to retain Sub-Administrator to provide the administration and accounting services specified below, BlackRock shall notify Sub-Administrator, whereupon with the consent of Sub-Administrator such Appendix A shall be supplemented (or amended) and such class or portfolio shall be subject to the provisions of this Agreement to the same extent as the classes and investment portfolios currently listed on Appendix A (except to the extent that said provisions, including the compensation payable with respect to such new class or investment portfolio, may be modified in writing by BlackRock and Sub-Administrator at the time).

2. Instructions. Sub-Administrator shall be entitled to rely upon any Oral Instruction or Written Instruction it receives pursuant to this Agreement. For purposes of this Agreement: (1) “Authorized Persons” means any officer of the Company and any other person duly authorized by BlackRock to provide oral or written instructions under this Agreement; (2) “Oral Instructions” means oral instructions received by Sub-Administrator from an Authorized Person or a person reasonably believed by Sub-Administrator to be an Authorized Person (Sub-Administrator may, in its sole discretion in each separate instance, consider and rely upon instructions it receives from an Authorized Person (or a person reasonably believed by Sub-Administrator to be an Authorized Person) via electronic mail as Oral Instructions); and (3) “Written Instructions” means (i) written instructions received by Sub-Administrator and signed by an Authorized Person or a person reasonably believed by Sub-Administrator to be an Authorized Person or (ii) trade instructions received by Sub-Administrator if the trade instruction was transmitted by means of an electronic transaction reporting system which requires the use of a password or other authorized identifier in order to gain access. Written Instructions may be delivered electronically (provided that instructions delivered via electronic mail shall be treated as set forth under the definition of “Oral Instructions” above) or by hand, mail or facsimile sending device. BlackRock agrees to forward to Sub-Administrator a Written Instruction confirming an Oral Instruction so that Sub-Administrator receives the confirming Written Instruction by the close of business on the same day that such Oral Instruction is received; the fact that such confirming Written Instruction is not received by Sub-Administrator or differs from the Oral Instruction shall in no way invalidate the transactions or enforceability of the transactions authorized by the Oral Instruction or Sub-Administrator’s ability to rely upon such Oral Instruction.

3. Right to Receive Advice. If Sub-Administrator is in doubt as to any action it should or should not take, it may request directions or advice, including Oral Instructions or Written Instructions, from or on behalf of BlackRock or the Company. If Sub-Administrator shall be in doubt as to any question of law pertaining to any action it should or should not take, it may request advice at its own cost from such counsel of its own choosing (who may be counsel for the Company, BlackRock or Sub-Administrator, at the option of Sub-Administrator). In the event of a conflict between directions or advice or Oral Instructions or Written Instructions Sub-Administrator receives from or on behalf of BlackRock or the Company, and the advice it receives from counsel, Sub-Administrator shall be entitled to rely upon and follow the advice of counsel. Sub-Administrator shall be indemnified by BlackRock and without liability for any action it takes or does not take in reasonable reliance upon directions or advice or Oral Instructions or Written Instructions it receives from or on behalf of BlackRock or the Company or from counsel and which Sub-Administrator believes, in good faith, to be consistent with those directions or advice or Oral Instructions or Written Instructions. Nothing in this Section 3 shall be construed so as to impose an obligation upon Sub-Administrator to seek such directions or advice or Oral Instructions or Written Instructions.

4. Services and Duties. Sub-Administrator is responsible only for the services that it has specifically agreed to provide in the Agreement, and not for any other services.

a. Sub-Administrator shall provide the following services with respect to the Funds (or with respect to individual share classes as indicated below):

(1) Journalizing investment, capital share and income and expense activities;

(2) Verifying investment buy/sell trade tickets when received from a Fund’s investment adviser (the “Adviser”) and transmitting trades to the Fund’s custodian (the “Custodian”) for proper settlement;

(3) Maintaining individual ledgers for investment securities;

(4) Maintaining historical tax lots for each security;

(5) Reconciling cash and investment balances of a Fund with the Custodian, and providing the Adviser with the beginning cash balance available for investment purposes;

(6) Updating the cash availability throughout the day as required by the Adviser;

(7) Posting to and preparing the Statement of Assets and Liabilities and the Statement of Operations for the annual and semi-annual shareholder reports;

(8) Calculating various contractual expenses (e.g., management fees);

(9) Upon receipt of necessary information from BlackRock, assisting in the monitoring and budgeting of expense accruals;

(10) Controlling all disbursements and authorizing such disbursements upon receipt of electronic mail instructions or Written Instructions;

(11) Calculating capital gains and losses in accordance with the relevant Fund’s Prospectus and resolutions of the Company’s Board of Trustees;

(12) Determining net income in accordance with the relevant Fund’s Prospectus and resolutions of the Company’s Board of Trustees;

(13) Obtaining security market quotes from independent pricing sources approved by the Adviser, or if such quotes are unavailable, then obtaining such prices from the Adviser, and in either case calculating the market value of the Fund’s investments;

(14) Transmitting or mailing a copy of the daily portfolio valuation to the Adviser;

(15) Computing net asset value;

(16) As appropriate, computing yields, total return, expense ratios, portfolio turnover rate, and, if required, portfolio average dollar-weighted maturity;

(17) Preparing quarterly broker security transactions summaries;

(18) Preparing monthly security transaction listings;

(19) Supplying various normal and customary Fund and Company statistical data as requested on an ongoing basis;

(20) Preparing for execution and filing the Funds’ Federal and state tax returns;

(21) With the assistance of Company officers and counsel, preparing for execution and filing the Funds’ Semi-Annual Reports with the Commission on Form N-SAR;

(22) With the assistance of Company officers and counsel, preparing for execution and filing the Funds’ Semi-Annual Reports with the Commission on Form N-CSR;

(23) With the assistance of Company officers and counsel, preparing and filing with the Commission the Funds’ annual and semi-annual shareholder reports;

(24) With the assistance of Company officers and counsel, preparing for execution and filing the Funds’ quarterly portfolio holdings with the Commission on Form N-Q;

(25) Assisting in the preparation of registration statements and other filings relating to the registration of the Funds’ shares;

(26) Monitoring each Fund’s status as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended;

(27) Monitoring the Funds’ compliance with the amounts and conditions of each state blue sky qualification, and filing documentation with such states as BlackRock shall direct relating to the initial or ongoing registration or qualification of shares in such states;

(28) Assisting in the preparation of materials for meetings of the Company’s Board of Trustees and shareholders;

(29) With the assistance of Company officers and counsel, preparing for execution and filing the Funds’ Form 24F-2;

(30) Acting as liaison with the Company’s independent public accountants, and providing account analyses, fiscal year summaries and other audit related schedules with respect to each Fund. Sub-Administrator shall take all reasonable action in the performance of its obligations under this Agreement to assure that the necessary information is made available to such accountants for the expression of their opinion, as such may be reasonably required by BlackRock from time to time;

(31) With respect to certain share classes of each Fund, calculating the amount of fees payable with respect to the applicable Company shareholder service or distribution plan (each, as amended and including any successor plan, a “Plan”) on a daily basis and upon instruction from BlackRock remitting such fees pursuant to such Plan;

(32) With respect to various share classes of each Fund, calculating and reporting to third party industry data services (e.g., NASDAQ and Lipper Analytical Services) certain performance and other information;

(33) Providing to BlackRock the Sub-Administrator’s data repository and analytics suite services as set forth on Exhibit Y attached hereto and made a part hereof (as such Exhibit Y may be amended from time to time), subject to the terms of this Agreement and the terms set forth in such Exhibit Y. “Authorized Users” shall mean such persons as are authorized by BlackRock and Sub-Administrator from time to time to access Sub-Administrator’s data repository and analytics suite in connection with this Agreement (Sub-Administrator agrees it will not unreasonably withhold or delay authorization of persons authorized by BlackRock);

(34) So long as Sub-Administrator serves as transfer agent to the Company, with respect to all share classes of each Fund, providing for the preparation, supervision and mailing of confirmations for all purchase and redemption orders to shareholders of record;

(35) So long as Sub-Administrator serves as transfer agent to the Company, with respect to all share classes of each Fund, providing for the operation of an automated data processing system to process purchase and redemption orders; and

(36) So long as Sub-Administrator serves as transfer agent to the Company, with respect to all share classes of each Fund, providing for the maintenance of a procedure external to the transfer agent’s system to reconstruct lost purchase and redemption data.

b. Consistent with the requirements of Rule 31a-3 under the 1940 Act, Sub-Administrator agrees that all records which it maintains with respect to the Company are the property of the Company and further agrees to surrender promptly to BlackRock or the Company any of such records upon BlackRock’s or the Company’s request. Copies of any such records maintained by Sub-Administrator will be provided by Sub-Administrator to BlackRock or the Company upon BlackRock’s or the Company’s reasonable request and at BlackRock’s expense. Sub-Administrator further agrees to preserve for the periods prescribed by Rule 31a-2 under the 1940 Act the records required to be maintained by Rule 31a-1 under said Act but only to the extent that such records necessarily and specifically relate to the services required to be performed by Sub-Administrator hereunder.

c. With respect only to the services designated to it hereunder, (i) in the event of equipment failures affecting the services designated to Sub-Administrator hereunder Sub-Administrator shall, at no additional expense to BlackRock or the Company, take reasonable steps to minimize service interruptions but shall have no liability with respect thereto and (ii) Sub-Administrator shall enter into and shall maintain in effect with appropriate parties one or more agreements making reasonable provision for emergency use of electronic data processing equipment to the extent appropriate equipment is available.

d. Sub-Administrator will provide information and documentation relating to the Company or other assistance relating to such information and documentation as BlackRock may reasonably request to help BlackRock respond to any government or regulatory request made to BlackRock or the Company, including but not limited to a subpoena or request for information, provided, however, that if responding to such a request would cause an undue burden on Sub-Administrator or would cause Sub-Administrator to bear undue expense, Sub-Administrator at its option may decline such request or shall be entitled to such fees or reimbursement of expense as agreed to by BlackRock and Sub-Administrator.

e. Sub-Administrator will provide such information relating to the Company as BlackRock may reasonably request in connection with the services provided by Sub-Administrator to BlackRock pursuant to this Agreement, provided, however, that if responding to such a request would cause an undue burden on Sub-Administrator or would cause Sub-Administrator to bear undue expense, Sub-Administrator at its option may decline such request or shall be entitled to such fees or reimbursement of expense as agreed by BlackRock and Sub-Administrator.

f. Sub-Administrator will provide such additional services to BlackRock pursuant to this Agreement as shall be agreed in writing between BlackRock and Sub-Administrator from time to time.

5. Expenses Assumed as Sub-Administrator. Sub-Administrator will bear all expenses incurred by it in performing the services and duties designated to it under this Agreement, except as otherwise expressly provided herein. Sub-Administrator is not responsible for other expenses to be incurred in the operation of the Funds, including taxes, interest, brokerage fees and commissions, if any, salaries and fees of officers and trustees who are not officers, directors, shareholders or employees of Sub-Administrator or the distributor for the

Funds, Commission fees and state Blue Sky qualification fees, advisory and administration fees, charges of custodians, transfer and dividend disbursing agents’ fees, certain insurance premiums, outside auditing and legal expenses, costs of outside pricing services, costs of maintaining corporate existence, typesetting and printing of prospectuses for regulatory purposes and for distribution to current shareholders of the Funds, costs of shareholders’ reports and corporate meetings and any extraordinary expenses.

6. Compensation.

a. For the services provided pursuant to this Agreement and the related expenses assumed with respect to those services, BlackRock will pay to Sub-Administrator a fee as agreed to between Sub-Administrator and BlackRock from time to time, together with reasonable out-of-pocket expenses.

b. BlackRock hereby represents and warrants to Sub-Administrator that (i) the terms of this Agreement, (ii) the fees and expenses associated with this Agreement, and (iii) any benefits accruing to Sub-Administrator or to Black Rock (or any affiliate thereof) in connection with this Agreement, including but not limited to any fee waivers, conversion cost reimbursements, up front payments, signing payments or periodic payments made or to be made by Sub-Administrator to BlackRock (or any affiliate thereof) or to any affiliate of the Company relating to this Agreement have been fully disclosed to the Board of Trustees of the Company and that, if required by applicable law, such Board of Trustees has approved or will approve the terms of this Agreement, any such fees and expenses, and any such benefits.

7. Proprietary and Confidential Information. Sub-Administrator shall keep confidential any information relating to the Company’s business and shall not use such confidential information for any purpose other than in connection with its performance under this Agreement and BlackRock shall keep confidential any information relating to Sub-Administrator’s business and shall not use such confidential information for any purpose other than in connection with its performance under this Agreement. Information subject to such confidentiality obligations shall include (a) any data or information that is competitively sensitive material, and not generally known to the public, including, but not limited to, information about product plans, marketing strategies, finances, operations, customer relationships, customer profiles, customer lists, sales estimates, business plans, and internal performance results relating to the past, present or future business activities of the Company (with respect to Sub-Administrator’s confidentiality obligations) or Sub-Administrator (with respect to BlackRock’s confidentiality obligations); (b) any scientific or technical information, design, process, procedure, formula, or improvement that is commercially valuable and secret in the sense that its confidentiality affords the Company (with respect to Sub-Administrator’s confidentiality obligations) or Sub-Administrator (with respect to BlackRock’s confidentiality obligations) a competitive advantage over its competitors; (c) all confidential or proprietary concepts, documentation, reports, data, specifications, computer software, source code, object code, flow charts, databases, inventions, know-how, and trade secrets, whether or not patentable or copyrightable; and (d) anything designated as confidential. Notwithstanding the foregoing, information shall not be subject to the foregoing obligations set forth in this Section 7 if: (a) it was already known to the receiving party at the time it was obtained; (b) it is or becomes publicly known or available through no wrongful act of the receiving party; (c) it was rightfully received from a third party who, to the best of the receiving party’s knowledge, was not under a duty of confidentiality; (d) it is released by the protected party to a third party without restriction; (e) it is required or requested to be disclosed by the receiving party pursuant to a court order, subpoena, governmental or regulatory agency request or law (provided the receiving party will provide the protected party written notice of the same, to the extent such notice is permitted); (f) release of such information by Sub-Administrator is necessary in connection with the provision of Sub-Administrator’s services under this Agreement; (g) it is relevant to the defense of any claim or cause of action asserted against the receiving party; or (h) it has been or is independently developed or obtained by the receiving party.

8. Responsibility of Sub-Administrator.

a. Sub-Administrator shall exercise reasonable care and diligence in rendering its services under this Agreement. Sub-Administrator is not liable for any loss suffered by BlackRock in connection with the matters to which this Agreement relates, except a loss resulting from Sub-Administrator’s own willful misfeasance, bad faith, negligence or breach of this Agreement on its part in the performance of its duties under this Agreement. Any person, even though also an officer, director or employee of Sub-Administrator, who may be or become an officer, employee or agent of the Company, shall be deemed, when rendering services to the Company or acting on any business of the Company (other than services or business in connection with Sub-Administrator’s duties hereunder) to be rendering such services to or acting solely for the Company and not as an officer, director or employee of Sub-Administrator even though paid by it.

b. Notwithstanding anything in this Agreement to the contrary, Sub-Administrator shall not be liable for any consequential, special or indirect losses or damages, regardless of whether the likelihood of such losses or damages was known by Sub-Administrator.

c. Notwithstanding anything in this Agreement to the contrary, (i) Sub-Administrator shall not be liable for losses, delays, failure, errors, interruption or loss of data occurring directly or indirectly by reason of circumstances beyond its reasonable control, including without limitation acts of God; action or inaction of civil or military authority: public enemy; war; terrorism; riot; fire; flood; sabotage; epidemics; labor disputes; civil commotion; interruption, loss or malfunction of utilities, transportation, computer or communications capabilities; insurrection; elements of nature; or non-performance by a third party; and (ii) Sub-Administrator shall not be under any duty or obligation to inquire into nor shall it be liable for the validity or invalidity, authority or lack thereof, or truthfulness or accuracy or lack thereof, of any instruction, direction, notice, instrument or other information reasonably believed by it to be genuine.

d. In performing its duties as described herein, Sub-Administrator (i) will act in a manner not inconsistent with the Company’s most recent Prospectuses and Statements of Additional Information and all amendments and supplements thereto (as presently in effect and as from time to time amended and supplemented) and resolutions of the Company’s Board of Trustees of which Sub-Administrator is informed by

BlackRock or the Company and (ii) will comply with all applicable requirements of the 1940 Act, of the Securities Act of 1933, of the Securities Exchange Act of 1934 and of any other laws, rules and regulations of governmental authorities having jurisdiction with respect to the duties to be performed by Sub-Administrator hereunder to the extent that such requirements are applicable to the duties to be performed by Sub-Administrator hereunder. Except as specifically set forth herein, Sub-Administrator does not assume any responsibility for compliance by BlackRock, the Company or any other entity.

e. The provisions of this Section 8 shall survive termination of this Agreement.

9. Indemnification.

a. BlackRock agrees to indemnify, defend and hold harmless Sub-Administrator (including its officers, directors and employees) from all taxes, charges, expenses, assessments, claims and liabilities (including, without limitation, reasonable attorneys’ fees and disbursements and liabilities arising under any securities laws or blue sky laws) arising directly or indirectly from any action or omission to act taken or omitted by or on behalf of Sub-Administrator (i) in connection with the provision of services under this Agreement; (ii) at the request or on the direction of or in reasonable reliance on the advice of BlackRock or the Company; or (iii) upon Oral Instructions or Written Instructions reasonably believed to be genuine; provided, that in each case in which indemnification is sought Sub-Administrator has not acted contrary to the standard of care set forth in Section 8(a) of this Agreement and provided further, that Sub-Administrator shall not be indemnified against any liability (or any expenses incident to such liability) arising out of its own willful misfeasance, bad faith, negligence or breach of this Agreement on its part in the performance of its duties under this Agreement.

b. Sub-Administrator agrees to indemnify, defend and hold harmless BlackRock and its affiliates which are directly or indirectly wholly-owned by BlackRock, Inc., including their respective officers, directors and employees, from all taxes, charges, expenses, assessments, claims and liabilities (including, without limitation, reasonable attorneys’ fees and disbursements and liabilities arising under any securities laws or blue sky laws) arising directly or indirectly out of Sub-Administrator’s own willful misfeasance, bad faith, negligence or breach of this Agreement on its part in the performance of its duties under this Agreement.

c. The provisions of this Section 9 shall survive termination of this Agreement.

10. Duration and Termination.

This Agreement shall continue in effect until February 11, 2007 and thereafter shall automatically continue for successive one-year terms. Notwithstanding the above, this Agreement may be terminated:

(i) prior to February 11, 2007, without the payment of any penalty for such termination:

(A) by BlackRock, on sixty (60) days prior written notice to Sub-Administrator, if Sub-Administrator is in material breach of this Agreement and Sub-Administrator has not remedied such breach within such sixty (60) day period; or

(B) by BlackRock, on sixty (60) days prior written notice to Sub-Administrator, if Sub-Administrator:

(1) enters into a transaction that would result in a change of control of greater than 50% of the beneficial ownership of the shares of beneficial interest of Sub-Administrator, other than any such change of control where BlackRock determines the successor entity has similar financial standing and ability to provide services hereunder as Sub-Administrator; or

(2) files a petition for bankruptcy, or another comparable filing by Sub-Administrator has occurred; or

(3) has a materially impaired financial condition; or

(4) has a significant regulatory problem or is the subject of a significant regulatory investigation;

and in the case of subsections (1) through (4) above, BlackRock determines that such event materially impairs Sub-Administrator’s ability to perform its duties under this Agreement; or

(C) by Sub-Administrator, on one hundred fifty (150) days prior written notice to BlackRock, if BlackRock is in material breach of the Agreement and BlackRock has not remedied such breach within such one hundred fifty (150) day period; and

(ii) at any time on or after February 11, 2007, without the payment of any penalty, on ninety (90) days prior written notice by BlackRock to Sub-Administrator, or on one hundred fifty (150) days prior written notice by Sub-Administrator to BlackRock.

In the event of termination of this Agreement by BlackRock pursuant to subsections (i)(A) or (ii) of this Section 10 or by Sub-Administrator after a material breach of this Agreement by BlackRock, all expenses (which shall not be deemed a penalty) associated with movement (or duplication) of records and materials, deconversion and conversion to a successor administrator or other service provider incurred by Sub-Administrator, will be borne by BlackRock.

11. Amendment of this Agreement. No provision of this Agreement may be changed, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, discharge or termination is sought.

12. Assignment. Sub-Administrator may assign its rights and duties hereunder to any affiliate of itself or of The PNC Financial Services Group, Inc., provided that the Sub-Administrator obtains BlackRock’s prior written consent to such assignment.

13. Notices. Notices shall be addressed if to BlackRock at BlackRock Institutional Management Corporation, 40 East 52nd Street, New York, New York 10022, Attention: Robert Connolly, Esq.; and if to Sub-Administrator at PFPC Inc., 103 Bellevue Parkway, Wilmington, Delaware 19809, Attention: Neal Andrews with a copy to 301 Bellevue Parkway, Wilmington, Delaware 19809, Attention: John Fulgoney, Esq., or at such other address or to such other individual as shall be so specified by BlackRock or Sub-Administrator to the other.

14. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

15. Further Actions. Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

16. Miscellaneous.

a. Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties relating to the subject matter hereof and supersedes all prior agreements and understandings relating to the subject matter hereof, provided that the parties may embody in one or more separate documents their agreement, if any, with respect to delegated duties.

b. No Representations or Warranties. Except as expressly provided in this Agreement, Sub-Administrator hereby disclaims all representations and warranties, express or implied, made by it to BlackRock or any other person, including, without limitation, any warranties regarding quality, suitability, merchantability, fitness for a particular purpose or otherwise (irrespective of any course of dealing, custom or usage of trade), of any services or any goods provided incidental to services provided by it under this Agreement. Sub-Administrator disclaims any warranty of title or non-infringement except as otherwise set forth in this Agreement.

c. Captions. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

d. Information. BlackRock will provide such information and documentation as Sub-Administrator may reasonably request in connection with services provided by Sub-Administrator.

e. Governing Law. This Agreement shall be deemed to be a contract made in Delaware and governed by Delaware law, without regard to principles of conflicts of law.

f. Partial Invalidity. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. Notwithstanding the foregoing sentence, if any provision of this Agreement relating directly or indirectly to the term of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the parties shall immediately negotiate in good faith in order to agree upon a new provision which is either (i) the economic equivalent of the invalid provision or (ii) acceptable to the party adversely affected by the invalidity of the prior provision.

g. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

h. Facsimile Signatures. The facsimile signature of any party to this Agreement shall constitute the valid and binding execution hereof by such party.

i. Customer Identification Program Notice. To help the U.S. government fight the funding of terrorism and money laundering activities, U.S. Federal law requires each financial institution to obtain, verify and record certain information that identifies each person who initially opens an account with that financial institution on or after October 1, 2003. Certain of the Sub-Administrator’s affiliates are financial institutions, and Sub-Administrator may, as a matter of policy, request (or may have already requested) BlackRock’s name, address and taxpayer identification number or other government-issued identification number, and, if such party is a natural person, that party’s date of birth. Sub-Administrator may also ask (and may have already asked) for additional identifying information, and Sub-Administrator may take steps (and may have already taken steps) to verify the authenticity and accuracy of these data elements.

j. Systems. Sub-Administrator shall retain title to and ownership of any and all of its own data bases, computer programs, screen formats, report formats, interactive design techniques, derivative works, inventions, discoveries, patentable or copyrightable matters, concepts, expertise, patents, copyrights, trade secrets, and other related legal rights utilized by Sub-Administrator in connection with the services provided by Sub-Administrator with respect to the Company.

k. Legal Advice. Notwithstanding anything in this Agreement to the contrary, the services of Sub-Administrator do not constitute, and shall not be construed as constituting, legal advice or the provision of legal services for or on behalf of BlackRock or any other person.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of February 21, 2006.

BLACKROCK INSTITUTIONAL MANAGEMENT CORPORATION

By:	/s/ William C. McGinley
Name:	William C. McGinley
Title:	Managing Director

PFPC INC.

By:	/s/ Neal J. Andrews
Name:	Neal J. Andrews
Title:	Senior Vice President

APPENDIX A

to the

Sub-Administration Agreement

Between BlackRock Institutional Management Corporation and PFPC Inc.

With respect to BlackRock Liquidity Funds

TempFund (all classes)

TempCash (all classes)

FedFund (all classes)

T-Fund (all classes)

Federal Trust Fund (all classes)

Treasury Trust Fund (all classes)

MuniFund (all classes)

MuniCash (all classes)

California Money Fund (all classes)

New York Money Fund (all classes)

EXHIBIT Y

Data Repository and Analytics Suite Services

1.	Sub-Administrator Services. Sub-Administrator will:

(a)	Provide Internet access to Sub-Administrator’s data repository and analytics suite at www.pfpcdatapath.com or other site operated by Sub-Administrator (the “Site”) for Fund portfolio data otherwise supplied by Sub-Administrator to Company service providers via other electronic and manual methods. Types of information to be provided on the Site include: (i) data relating to portfolio securities, (ii) general ledger balances and (iii) net asset value-related data, including NAV and net asset, distribution and yield detail (collectively, the “Accounting Services”).

(b)	Supply each of the Authorized Users (as defined in Section 4(a)(33) of the Agreement) (the “Users”) with a logon ID and Password;

(c)	Provide to Users access to the information listed in (a) above using standard inquiry tools and reports. With respect to the Accounting Services, Users will be able to modify standard inquiries to develop user-defined inquiry tools; however, Sub-Administrator will review computer costs for running user-defined inquiries and may upon prior notice to BlackRock begin assessing surcharges for those requiring excessive hardware resources. In addition, costs for developing custom reports or enhancements will be negotiated between Sub-Administrator and BlackRock and billed separately to and payable by BlackRock;

(d)	Utilize a form of encryption that is generally available to the public in the U.S. for standard Internet browsers and establish, monitor and verify firewalls and other security features (commercially reasonable for this type of information and these types of users) and exercise commercially reasonable efforts to attempt to maintain the security and integrity of the Site; and

(e)	Monitor the telephone lines involved in providing the Accounting Services and inform BlackRock promptly of any malfunctions or service interruptions.

2.	Duties of BlackRock and the Users. BlackRock and the Users (to the extent applicable) will:

(a)	Provide and maintain a web browser supporting Secure Sockets Layer 128-bit encryption; and

(b)	Keep logon IDs and passwords confidential and notify Sub-Administrator immediately in the event that a logon ID or password is lost, stolen or if BlackRock has reason to believe that the logon ID or password is or was being used by an unauthorized person.

3.	Limitations of Liability.

(a)	Nothing in this Section 3 shall in any way serve to limit any limitation of liability provision otherwise applicable to Sub-Administrator under the Agreement.

(b)	BlackRock acknowledges that the Internet is an “open,” publicly accessible network and not under the control of any party. Sub-Administrator’s provision of Accounting Services is dependent upon the proper functioning of the Internet and services provided by telecommunications carriers, firewall providers, encryption system developers and others. BlackRock agrees that Sub-Administrator shall not be liable in any respect for the actions or omissions of any third party wrongdoers (i.e., hackers not employed by Sub-Administrator or its affiliates) or of any third parties involved in the Accounting Services and shall not be liable in any respect for the selection of any such third party, unless that selection constitutes a breach of Sub-Administrator’s standard of care under the Agreement.

(c)	Without limiting the generality of the foregoing or any other provisions of this Exhibit or the Agreement, Sub-Administrator shall not be liable for delays or failures to perform any of the Accounting Services or errors or loss of data occurring directly or indirectly by reason of circumstances beyond Sub-Administrator’s reasonable control, including without limitation the items referenced in Section 8(c) of the Agreement and including without limitation functions or malfunctions of the Internet or telecommunications services, firewalls, encryption systems or security devices occurring directly or indirectly by reason of circumstances beyond Sub-Administrator’s reasonable control or by reason of laws or regulations imposed after the effective date of the Agreement.

4.	Duration, Termination and Changes to Terms.

(a)	Sub-Administrator shall have the right at any time to provide notice to BlackRock of changes to the terms set forth in this Exhibit or otherwise relating to Sub-Administrator’s data repository and analytics suite and/or the Accounting Services. Such changes will become effective and bind the parties hereto after sixty (60) days from the date Sub-Administrator notifies BlackRock of such changes, unless BlackRock terminates this Exhibit pursuant to Section 4(b) below or the parties agree otherwise at such time.

(b)	BlackRock or Sub-Administrator may terminate this Exhibit upon sixty (60) days’ prior written notice to the other.

5.	Miscellaneous. In the event of a conflict between specific terms of this Exhibit and the balance of the Agreement, this Exhibit shall control as to matters relating to Sub-Administrator’s data repository and analytics suite.

February 21, 2006

BlackRock Institutional Management Corporation

Re:	Administration and Accounting Services Compensation with respect to BlackRock Liquidity Funds

Dear Sir/Madam:

This letter constitutes our agreement with respect to the compensation of PFPC Inc. (“Sub-Administrator”) under the Sub-Administration Agreement dated February 21, 2006 between BlackRock Institutional Management Corporation (“BlackRock”) and Sub-Administrator, as amended or amended and restated from time to time (the “Agreement”). The Agreement relates to the provision of services by Sub-Administrator to BlackRock that relate to each of BlackRock Liquidity Funds’ (the “Company”) investment portfolios (individually, a “Fund” and collectively, the “Funds”) and/or classes thereof. BlackRock shall pay to Sub-Administrator the compensation set forth below with respect to its provision of services under the Agreement.

Asset Based Fee:

The following annual fee shall be calculated based upon each Fund’s average daily net assets and paid monthly:

.0155% of each Fund’s first $1 billion of average daily net assets;

.0130% of each Fund’s next $1 billion of average daily net assets;

.0120% of each Fund’s next $1 billion of average daily net assets; and,

.0100% of each Fund’s average daily net assets in excess of $3 billion.

Annual Base Fee:

The annual base fee shall be $15,000 per Fund; the aggregate annual base fee shall be allocated to each Fund based on the Fund’s pro rata portion of the total net assets of the Company. The annual base fee is in addition to any other compensation set forth in this letter.

Multiple Class Fee:

The annual multiple class fee shall be $1,500 per class per Fund for each class in existence at any point during a year beyond the first six classes in a Fund.

Cost of Access to Data Repository and Analytics Suite:

Waived.

Out-of-Pocket Expenses:

Sub-Administrator shall receive its reasonable out-of-pocket expenses incurred in connection with the Agreement, including, but not limited to, postage, telephone, telex, overnight express charges, deconversion costs (unless otherwise agreed), costs to obtain independent security market quotes, record retention/storage, negotiated time and materials for development and programming materials (if applicable), travel expenses and other miscellaneous fees incurred in connection with the Agreement.

Miscellaneous:

Any fee or out-of-pocket expenses not paid within 30 days of the date of the original invoice shall be charged a late payment fee of 1% per month until payment of the fees are received by Sub-Administrator.

The fee for the period from the date hereof until the end of that year shall be prorated according to the proportion which such period bears to the full annual period.

Each party hereto is represented by counsel, and no presumptions shall arise favoring any party by virtue of the authorship of any provision of this letter.

If the foregoing accurately sets forth our agreement and you intend to be legally bound hereby, please execute a copy of this letter and return it to us.

Very truly yours,

PFPC INC.

By:	/s/ Neal J. Andrews
Name:	Neal J. Andrews
Title:	Senior Vice President

Agreed and Accepted:

BLACKROCK INSTITUTIONAL MANAGEMENT CORPORATION

By:	/s/ William C. McGinley
Name:	William C. McGinley
Title:	Managing Director